Asia Atlantic Resources
2101 Vista Pkwy. - Ste. 292
West Palm Beach, FL 33411

May 17, 2011

Mr. John Cannarella
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Asia Atlantic Resources
SEC File No.: 3-146572

Dear Mr. Cannarella:

On behalf of Asia Atlantic Resources., and as President of the Company, please be advised that we hereby acknowledged that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ J. Francisco Terreforte

J. Francisco Terreforte